Exhibit 99.1
H1 2021 Results Release Paris, Monday 26 July 2021

TECHNIP ENERGIES: AVAILABILITY OF HALF-YEAR FINANCIAL REPORT FOR THE PERIOD ENDED 30 JUNE 2021

Paris, Monday  26 July, 2021 --(BUSINESS WIRE)-- -- Regulatory News:

Technip Energies N.V.  ("Technip Energies") (Paris:TE) (ISIN: NL0014559478) announces that on 26 July, 2021, it published its Half-Year Financial Report for the six months ended 30 June 2021.

The Half-Year Financial Report includes condensed consolidated financial statements (prepared in accordance with IAS 34), an interim management report and a statement of the persons responsible for the Half-Year Financial Report.

A copy of the Half-Year Financial Report can be found on  Technip Energies’  website (https://investors.technipenergies.com/financial-information/results-center) and is, or will shortly be, available for inspection at https://www.info-financiere.fr.

Contacts
Investor Relations	Media Relations
Phillip Lindsay	Stella Fumey
Vice President, Investor Relations	Director Press Relations & Digital Communications
Tel: +44 20 3429 3929	Tel: +33 1 85 67 40 95
Email: Phillip Lindsay	Email: Stella Fumey

About Technip Energies
Technip Energies is a leading Engineering & Technology company for the Energy Transition, with leadership positions in LNG, hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The Company benefits from its robust project delivery model supported by an extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our clients’ innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADR”) program, with its ADRs trading over-the-counter.

For further information: www.technipenergies.com.